                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                      Algiers Bancorp, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   015600109
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 015600109

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             64,700* <F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             64,700* <F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  64,700* <F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                           9.98%
14.  Type of Reporting Person                                  IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.














                              Page 2 of 9 Pages
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CUSIP No. 015600109

1    Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                   -0-
Shares         8.  Shared Voting
Beneficially       Power                              64,700* <F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                               -0-
ing Person     10. Shared Dispositive
with               Power                              64,700* <F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   64,700* <F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                            9.98%
14.  Type of Reporting Person                                  IN
     (See Instructions)
<F2>
*    See Items 5(a) and 5(b) of this Statement.














                              Page 3 of 9 Pages
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          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Algiers Bancorp, Inc., a Louisiana corporation (the "Company") is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of the Company. However, based on Mr. Davis' review of the Company's financial results for the quarter ending September, 1996, Mr. and Mrs. Davis now believe that the Company must consider several options which will enhance shareholder value, including a merger transaction. This view along with Mr. Davis' several concerns regarding the Company's poor financial performance are discussed in his November 15, 1996 letter to the Company's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding Company's poor financial results:

          1)   Declining Deposits.  Since March 30, 1996, the
Company's deposits have declined from $39.2 million to $37.4 million. Such a deterioration will not support the growth of the Company.

          2) Inferior Rate of Earnings. Excluding the SAIF charge, the Company's net after tax earning of $100,000.00 for the September quarter reflects an earnings rate of only $.15 per share, and an annualized rate of just $.60 per share. Based on this, the Company's current stock price of $11.50 per share will not increase any higher, since it already reflects a very rich PE multiple of
19.2 times.

          3) Substandard return on equity. The Company's current book value per share is $15.05. Based on $.60 earnings rate, its return on equity is only 4.0%.

          4) Inadequate dividends. The Company's quarterly dividend of $.09 per share is extremely meager in view of its high capital ratio of 20.5%. Mr. Davis notes that special dividends of between $3.00 and $10.00 per share are common, and warranted by the Company capital ratio. In light of the Company's failure to issue a special dividend, Mr. Davis questions whether the Company has entered into an agreement with regulators to not issue a special dividend for at least a year.

                         Page 4 of 9 Pages
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          5)   Lack of share repurchase.  The Common Stock trades
at only 76% of book value. Such a condition presents the Company with an obvious opportunity to conduct a share repurchase, which should occur in January, 1997 - the six month anniversary of its conversion.

          Mr. Davis concludes his letter by strongly advising the Company to explore opportunities to merge with a larger financial institution if it can not triple its substandard 4% return on equity. Mr. Davis believes that a merger transaction offers a clear opportunity to realize a sound return on shareholder investment. He states that such a transaction will likely result in a 54% gain (to $17.70 per share) in the current price of the Company's Common Stock of $11.50, and will properly reward the Company's shareholders. Mr. Davis plans to engage in further communications and discussions with the Company's Board of Directors, management and possibly other shareholders regarding the matters discussed in his letter.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   Materials to be filed as Exhibits.

          Item 7 of the Statement is hereby supplemented by the addition of the following:

          "2. Letter dated November 15, 1996 from Jerome H. Davis to the Board of Directors of Algiers Bancorp, Inc."

















                         Page 5 of 9 Pages
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Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/18/96       Jerome H. Davis
                      Date           (Signature)

                    11/18/96       Susan B. Davis
                      Date           (Signature)






































                         Page 6 of 9 Pages